EXHIBIT 99.1

Coastal.com Announces First Quarter 2013 Financial Results

  Reports First Quarter Record Net Sales of $54.9 million, up 17%
  Contact lens sales increased 12% to $41.0 million from same period last year
  Glasses sales increased 35% to $13.9 million from same period last year
  U.S. glasses sales and units increased 95% from same period last year

VANCOUVER, British Columbia, March 11, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading online provider of eyewear, today reported financial results for the first fiscal quarter ended January 31, 2013.

Total sales for the first quarter increased 17% to $54.9 million. Net loss totaled $3.4 million, or $0.12 per basic and diluted share. Non-IFRS adjusted EBITDA for the quarter totaled ($1.8 million). For the fiscal quarter ended January 31, 2013, net cash used in operating activities was $2.7 million.

"The first quarter was a solid start to the year for us with strength across both product categories and growth in all of our segmented regions. We continue to build on sequential growth in our early stage glasses business. A year ago we launched a plan to accelerate growth in the United States and our plan is on track. As expected, our financial results reflect the cost of these investments. We have experienced an increase in the number of returning glasses customers which reaffirms our overall strategy. The first quarter of 2013 has been an excellent start to the year and we look forward to reporting continued highlights as the year unfolds," said Roger Hardy, Founder and Chief Executive Officer.

First Quarter 2013 Financial Highlights

  Sales totaled $54.9 million, a 17% year-over-year increase.
  Gross profit was $22.7 million or 41% of sales.
  Adjusted EBITDA was ($1.8 million) compared with $1 million during the same period in 2012.
  Cash and equivalents of $14.6 million compared with $19.2 million at October 31, 2012.

Contact Lens Business

  Sales totaled $41.0 million, 12% year-over-year increase.
  Gross profit was $16.3 million or 40% of sales.
  Adjusted EBITDA for the contact lens category was 11% during the period.

Glasses Business

  Sales totaled $13.9 million, 35% year-over-year increase.
  Gross profit was $6.4 million or 46% of sales.

First Quarter 2013 Operating Metrics

  Orders totaled 601,167, an 18% increase year-over-year.
  Average order size was $91.32 compared to $92.19 in the same period in 2012.

Contact Lens Business

  Over 70% of our contact lens revenues and orders were derived from repeat customers.
  Orders totaled 362,130, a 7% increase year-over-year.
  Average order size was $113.28 compared to $107.58 in the same period in 2012.
  In-house Coastal.com brand, Splash™ products comprised 5% of contact lens units during the period.

Glasses Business

  Orders totaled 239,037, a 42% increase year-over-year.
  Average order size was $58.04 compared to $61.05 in the same period in 2012.
  Frames shipped were 277,159 compared to 195,513 in the same period in 2012.
  Private brand label frames represented 70% of frames shipped during the quarter.

Recent Operating Highlights

  U.S. glasses sales and units increased 95% compared to the same period in 2012.
  Significant improvements in our Net Promoter Scores ("NPS") across all regions and product categories. In particular, ratings for glasses customers in the U.S. increased to 77%.
  Ranked #3 in the Internet Retailer Social 300 for our innovative use of social media.
  Successful product placement of our new Derek Cardigan™ "Grammar Collection" glasses frames in two highly ranked music videos, Alicia Keys, "Brand New Me" and Flo Rida, "I Cry".
  Signed a multi-year licensing agreement with the widely recognized actress, Alyssa Milano to develop a line of eyeglasses and sunglasses called "Touch by Alyssa".

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(CAD $000's)
	January 31,	October 31,
	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$ 14,628	$ 19,153
Trade and other receivables	8,312	6,681
Inventories	26,619	25,435
Prepaid expenses	2,601	2,250
Total current assets	52,160	53,519
Non-current assets
Property, equipment and leasehold improvements	9,957	9,887
Intangible assets	12,073	11,376
Goodwill	8,637	8,322
Total non-current assets	30,667	29,585
TOTAL ASSETS	$ 82,827	$ 83,104

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$ 45,616	$ 40,144
Provisions	1,480	1,284
Income taxes payable	801	839
Finance lease obligations, current	116	101
Term loan	3,111	3,300
Credit facilities, current	--	1,715
Other current liabilities	404	3,210
Total current liabilities	51,528	50,593
Non-current liabilities
Other long-term liabilities	246	270
Finance lease obligations	529	457
Credit facilities	1,011	--
Deferred tax liabilities	3,067	2,905
Total non-current liabilities	4,853	3,632
Total liabilities	56,381	54,225

Shareholders' equity
Share capital	42,677	42,501
Share-based payments reserve	3,387	3,395
Accumulated other comprehensive income (loss)	637	(137)
Deficit	(20,255)	(16,880)
Total shareholders' equity	26,446	28,879
TOTAL LIABILITIES AND EQUITY	$ 82,827	$ 83,104

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(CAD $000's)

For the three months ended January 31	2013	2012

Sales	$ 54,898	$ 46,849
Cost of sales	32,163	27,833
Gross profit	22,735	19,016

Fulfillment	5,311	4,153
Selling and marketing	14,671	10,114
General and administration	5,449	4,692
Results from operating activities	(2,696)	57

Financing costs	424	191

Loss before income taxes	(3,120)	(134)

Income tax expense - current	217	329
Income tax expense (recovery) - deferred	38	(267)
Net income tax expense	255	62

Net loss for the period	(3,375)	(196)

Other comprehensive income (loss)
Foreign currency translation differences	774	(746)
Comprehensive loss for the period	$ (2,601)	$ (942)

Basic and diluted loss per share	$ (0.12)	$ 0.00

Weighted average number of common shares outstanding - basic and diluted	28,616,460	28,133,503

Coastal.com will host a conference call to review the financial results and Company operations on Monday, March 11, 2013 at 1:30 p.m. Pacific time.   Participating in the call will be Roger Hardy, founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

A replay of the call will be available for 7 days.   To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	775415

To listen live and view the Coastal.com presentation via your PC log into: http://ifx.mercuri.ca?pc=686663

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2012 and accompanying notes and Management's Discussion and Analysis which may be viewed on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Coastal.com's risks and uncertainties are discussed in detail in the Company's Annual Information Form dated December 19, 2012 which is also available on SEDAR and EDGAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, share based compensation, listing and financing costs and restructuring charges. See "Supplemental Non-IFRS Measures" herein.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	For the three months ended January 31
($000's)	2013	2012

Net (loss)	(3,375)	(196)
Depreciation and Amortization	879	656
Interest expense , net	121	121
Income tax expense (recovery)	256	62
Share-based compensation	52	312
Foreign exchange loss	303	70
Management change costs	--	--
Adjusted EBITDA	(1,764)	1,025

Supplemental Non-IFRS Measures

Coastal.com reports its results in accordance with IFRS, however, it presents Adjusted EBITDA and the number of orders shipped in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, amortization, restructuring cost and share-based compensation expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months.

About Coastal.com

Coastal.com is one of the largest online retailers of vision care products in the world. Coastal.com empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal.com donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal.com designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal.com serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com